Exhibit 99.3

Subject: Seattle Genetics Plans to Acquires Cascadian Therapeutics, Adding a Late-Stage Breast Cancer Program to Our Growing Oncology Pipeline

Date: January 31, 2018

All-

Today we announced that we have signed a definitive merger agreement to acquire Cascadian Therapeutics, a clinical-stage biotechnology company with a promising late-stage breast cancer program called tucatinib. This acquisition complements and enhances our existing pipeline of targeted cancer therapies and expands our global efforts in breast cancer. Importantly, tucatinib provides a third near-term opportunity for a commercial product in solid tumors, in addition to enfortumab vedotin and tisotumab vedotin. We expect the acquisition to be completed in the first quarter.

As part of the agreement, we will obtain worldwide rights to tucatinib, an investigational oral, small molecule tyrosine kinase inhibitor (TKI) that is highly selective for patients with HER2-positive metastatic breast cancer. Tucatinib is being evaluated in an ongoing randomized global pivotal phase 2 trial called HER2CLIMB for patients with HER2-positive metastatic breast cancer, including patients with brain metastases. While currently approved therapies for HER2-positive breast cancer have helped some patients, there remains a significant unmet need for patients with metastatic disease. We believe that tucatinib, given its demonstrated activity and tolerability profile, has the potential to be a best-in-class TKI for HER2-positive metastatic breast cancer.

We look forward to welcoming the team at Cascadian Therapeutics and continuing the momentum of the tucatinib development program. This acquisition is a strategic fit with our vision of developing and commercializing targeted therapies that improve outcomes for people with cancer.

We will share more details as we approach the close of the deal. I look forward to discussing this with you during the Friday morning meeting.

Best regards,

Clay Siegall, Ph.D.

President and Chief Executive Officer, Seattle Genetics

Seattle Genetics to Acquire Cascadian Therapeutics, Adding Late-Stage Breast Cancer Program to Its Oncology Pipeline

-Enhances Seattle Genetics’ Portfolio of Solid Tumor Programs with Potential Rapid Registrational Pathways-

-Provides Global Rights to Pivotal Phase 2 Program in Development for HER2-Positive Metastatic Breast Cancer-

-Conference Call Today at 8:30 a.m. ET-

BOTHELL and SEATTLE, WA – January 31, 2018 – Seattle Genetics, Inc.[seattlegenetics.com] (Nasdaq:SGEN) and Cascadian Therapeutics, Inc. (Nasdaq:CASC) today announced the signing of a definitive merger agreement under which Seattle Genetics has agreed to acquire Cascadian Therapeutics. Under the terms of the agreement, Seattle Genetics will pay $10.00 per share in cash, or approximately $614 million. The transaction was unanimously approved by the Boards of Directors of both companies.

Cascadian Therapeutics’ most advanced program is tucatinib, an investigational oral, small molecule tyrosine kinase inhibitor (TKI) that is highly selective for HER2, a growth factor receptor that is overexpressed in multiple cancers, including breast, colorectal, ovarian and gastric. Tucatinib is currently being evaluated in a randomized global pivotal trial called HER2CLIMB for patients with HER2-positive (HER2+) metastatic breast cancer, including patients with or without brain metastases. Tucatinib has been evaluated as a single agent and in combination with both chemotherapy and other HER2-directed agents including Herceptin® (trastuzumab) and Kadcyla® (trastuzumab emtansine). Results from phase 1b trials showed that the combination of tucatinib, capecitabine and trastuzumab was generally well-tolerated and demonstrated clinical activity in patients with and without brain metastases. The data support the ongoing pivotal trial and the potential role of tucatinib in earlier lines of metastatic breast cancer.

“This acquisition would enhance our late-stage clinical pipeline with a potentially best-in-class, orally available and highly selective TKI for patients with HER2-positive metastatic breast cancer,” said Clay Siegall, Ph.D., President and Chief Executive Officer of Seattle Genetics. “Tucatinib would complement our existing pipeline of targeted cancer therapies, provide a third late-stage opportunity for a commercial product in solid tumors and expand our global efforts in breast cancer. It also leverages our broad expertise and resources to advance and expand the tucatinib program for patients. Beyond breast cancer, we believe there may be opportunities for tucatinib in other tumor types, such as HER2-positive metastatic colorectal cancer. Cascadian’s pipeline also includes a preclinical immuno-oncology agent. We look forward to welcoming the team at Cascadian Therapeutics and continuing the momentum of the tucatinib development program.”

“This agreement represents a very positive outcome for patients with HER2-expressing cancers, our employees and for our stockholders,” said Scott D. Myers, President and Chief Executive Officer of Cascadian Therapeutics. “Seattle Genetics has the development and commercial capabilities and the resources needed to more fully realize the potential of tucatinib as a new best-in-class treatment option for metastatic breast cancer, colorectal cancer and potentially for other indications.”

Terms of the Transaction

Under the terms of the definitive merger agreement, Seattle Genetics will commence a tender offer on or about February 8, 2018 to acquire all of the outstanding shares of common stock of Cascadian Therapeutics for $10 per share in cash. This represents a 69 percent premium to the closing price of Cascadian Therapeutics’ common stock on Tuesday, January 30, 2018, and a 139 percent premium to its 30-day volume weighted average stock price. The tender offer is subject to customary closing conditions, including the tender of at least a majority of the outstanding shares of Cascadian Therapeutics common stock (on a fully diluted basis) and the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Following the closing of the tender offer, a wholly-owned subsidiary of Seattle Genetics will merge with and into Cascadian Therapeutics, with each share of Cascadian Therapeutics common stock that has not been tendered being converted into the right to receive the same $10 per share in cash offered in the tender offer. The transaction is anticipated to close in the first quarter of 2018.

In connection with the transaction, Seattle Genetics has secured a financing commitment in the amount of $400 million from Barclays and JPMorgan-Chase Bank. The balance of the consideration will be provided from cash on hand.

Leerink Partners LLC is acting as lead financial advisor to Seattle Genetics. Barclays and J.P. Morgan Securities LLC are also acting as financial advisors on the transaction. Perella Weinberg Partners LP is acting as financial advisor to Cascadian Therapeutics. Legal counsel for Seattle Genetics is Sullivan & Cromwell LLP and legal counsel for Cascadian Therapeutics is Reed Smith LLP. Goodwin Procter LLP acted as special counsel for the Cascadian Therapeutics Board of Directors and Board transaction committee.

Seattle Genetics Preliminary Financial Results

In conjunction with today’s announcement, Seattle Genetics separately reported preliminary unaudited consolidated financial results as of and for the quarter and year ended December 31, 2017 as follows:

	Three Months Ended December 31, 2017	Year Ended December 31, 2017
Total revenues	$128 million to $130 million	$481 million to $483 million
ADCETRIS net product sales in the U.S. and Canada	$82 million to $84 million	$306 million to $308 million

Total revenues increased from the comparable periods in 2016 primarily as a result of increased ADCETRIS net product sales. ADCETRIS net product sales increased from the comparable periods in 2016 primarily due to an increase in sales volume and, to a lesser extent, price increases. The increases in sales volumes in both periods were driven primarily by increased use of ADCETRIS across multiple lines of therapy in Hodgkin lymphoma and for the treatment of other malignancies.

In addition, as of December 31, 2017, Seattle Genetics had approximately $413 million in cash and cash equivalents and short-term investments.

Conference Call Details

Seattle Genetics’ management will host a conference call and webcast to discuss the transaction today at 5:30 a.m. Pacific Time (PT); 8:30 a.m. Eastern Time (ET). The live event will be available from the Seattle Genetics website at www.seattlegenetics.com[seattlegenetics.com], under the Investors section, or by calling 800-281-7973 (domestic) or 323-794-2093 (international). The conference ID is 7936538. A replay of the discussion will be available beginning at approximately 8:30 a.m. PT today from the Seattle Genetics website or by calling 888-203-1112 (domestic) or 719-457-0820 (international), using conference ID 7936538. The telephone replay will be available until 5:00 p.m. PT on Friday, February 2, 2018.

About Seattle Genetics

Seattle Genetics is an innovative biotechnology company dedicated to improving the lives of people with cancer through novel antibody-based therapies. The company’s industry-leading antibody-drug conjugate (ADC) technology harnesses the targeting ability of antibodies to deliver cell-killing agents directly to cancer cells. Seattle Genetics commercializes ADCETRIS® (brentuximab vedotin) for the treatment of several types of CD30-expressing lymphomas. The company is also advancing a robust pipeline of novel therapies for solid tumors and blood-related cancers designed to address significant unmet medical needs and improve treatment outcomes for patients. More information can be found at www.seattlegenetics.com[seattlegenetics.com] and follow @SeattleGenetics on Twitter.

About Cascadian Therapeutics

Cascadian Therapeutics is a clinical-stage biopharmaceutical company dedicated to developing innovative product candidates for the treatment of cancer. For more information, please visit www.cascadianrx.com[globenewswire.com].

Additional Information about the Transaction

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Cascadian Therapeutics or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) and Cascadian Therapeutics will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer with the SEC. The offer to purchase shares of Cascadian Therapeutics common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Valley Acquisition Sub, Inc. and Seattle Genetics, Inc., and the solicitation/recommendation statement will be filed with the SEC by Cascadian Therapeutics. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov[sec.gov] or by directing such requests to Innisfree M&A Incorporated toll-free at (888) 750-5834.

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain, in addition to historical information, certain forward-looking statements regarding future events, conditions, circumstances or the future financial performance of Seattle Genetics, Inc., and its affiliates, including Valley Acquisition Sub, Inc. (collectively, “Seattle Genetics”) or Cascadian Therapeutics following completion of the Offer, the merger and other related transactions (the “Transactions”), as well as Seattle Genetics’ preliminary financial results set forth in this communication and other statements herein that are not historical fact. Often, but not always, forward-looking statements can be identified by the use of words such as “plans,” “expects,” “expected,” “scheduled,” “estimates,” “intends,” “anticipates” or “believes,” or variations of such words and phrases or state that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Such forward-looking statements are not guarantees or predictions of future performance, and are subject to known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause actual results, performance or achievements of Seattle Genetics or Cascadian Therapeutics following completion of the Transactions to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include: (i) the risk that not all conditions of the Offer or the merger will be satisfied or waived, (ii) uncertainties associated with any aspect of the Transactions, including uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions, the outcome of legal proceedings that may be instituted against Cascadian Therapeutics and/or others relating to the Transactions, the expected timing of completion of the Transactions, the satisfaction of the conditions to the consummation of the Transactions and the ability to complete the Transactions, (iii) the level of product sales in the United States, Canada, the European Union, Japan and other countries in which Seattle Genetics has received approval by relevant regulatory authorities, (iv) the results of discovery efforts and preclinical, clinical and commercial activities by Seattle Genetics or Cascadian Therapeutics, or those of their respective competitors, (v) announcements of the FDA or foreign regulatory approval or non-approval of product candidates, or specific label indications for or restrictions, warnings or limitations in its use, or delays in the regulatory review or approval process, in connection with product candidates, (vi) announcements regarding the results of the clinical trials that each of Seattle Genetics and Cascadian Therapeutics are conducting or may in the future conduct, (vii) announcements regarding, or negative publicity concerning, adverse events associated with the use of Seattle Genetics’ or Cascadian Therapeutics’ respective products or product candidates, (viii) termination of or changes in Seattle Genetics’ or Cascadian Therapeutics’ existing collaborations or licensing arrangements, (ix) entry into additional material strategic transactions including licensing or acquisition of products, businesses or technologies, (x) actions taken by regulatory authorities with respect to product candidates, clinical trials or regulatory filings of Seattle Genetics or Cascadian Therapeutics, (xi) raising of additional capital and the terms upon which Seattle Genetics may raise any additional capital, (xii) market conditions for equity investments in general, or the biotechnology or pharmaceutical industries in particular, (xiii) developments or disputes concerning Seattle Genetics’ or Cascadian Therapeutics’ proprietary rights, (xiv) developments regarding the pending and potential additional related purported securities class action lawsuits, as well as any other potential litigation, (xv) share price and volume fluctuations attributable to inconsistent trading volume levels of Seattle Genetics’ shares, (xvi) changes in government regulations, (xvii) economic or other external factors and (xviii) other factors discussed under the caption “Risk Factors” in each company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 and other reports filed with the SEC, including the tender offer documents to be filed by Seattle Genetics and the solicitation/recommendation to be filed by Cascadian Therapeutics. In addition, Seattle Genetics’ preliminary financial results reported in this communication only reflect information available to Seattle Genetics at this time, may differ, perhaps materially, from actual results, and have not been reviewed or audited by Seattle Genetics’ independent registered public accounting firm. Many of these risks and uncertainties relate to factors that are beyond Seattle Genetics’ and Cascadian Therapeutics’ ability to control or estimate precisely, and any or all of these forward-looking statements may turn out to be wrong. Neither Seattle Genetics nor Cascadian Therapeutics can give any assurance that such forward-looking statements will prove to have been correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Each of Seattle Genetics and Cascadian Therapeutics disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law.

Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of Seattle Genetics or Cascadian Therapeutics following completion of the Offer, the merger and other related transactions unless otherwise stated.

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CONTACTS:

Seattle Genetics, Inc.

Investors:

Peggy Pinkston

425-527-4160

ppinkston@seagen.com

Media:

Tricia Larson

425-527-4180

tlarson@seagen.com

For Cascadian Therapeutics, Inc.

Monique Greer

206-801-2107

mgreer@cascadianrx.com